Exhibit 99.1

For Immediate Release: March 18, 2022

Attention: Business Editors

VERSABANK’S 2022 ANNUAL MEETING TO BE HELD AT TMX MARKET CENTRE, 120 ADELAIDE STREET WEST, TORONTO – MEETING WILL ALSO BE LIVE STREAMED

LONDON, ONTARIO/CNW/- VersaBank (the “Bank”) (TSX:VBNK; NASDAQ:VBNK) today announced its upcoming annual meeting of shareholders (the “Meeting”) will be held at the TMX Market Centre on Wednesday, April 20, 2022 at 10:30 a.m. and will also be live-streamed. Live Webcast Access (link is also available on the Bank’s website): https://bit.ly/3tS3CZ2

CORRECTION: Please be advised that mailed copies of the Notice of Annual Meeting of Shareholders and Management Proxy Circular dated March 3, 2022 and the Form of Proxy, incorrectly referred to the address of the TMX Market Centre as 130 King Street West, Toronto, Ontario.  This address should be corrected to 120 Adelaide Street West, Toronto, Ontario, the Toronto Stock Exchange’s newly constructed event space in the heart of the financial district and site of VersaBank’s 2022 Annual General Meeting.  Electronic copies of the Notice of Annual Meeting of Shareholders and Management Proxy Circular dated March 3, 2022 and Form of Proxy, filed on SEDAR, EDGAR and the Bank’s website contain the corrected address.

Shareholders wishing to attend the Meeting electronically will not be able to vote at or during the Meeting and must submit their advanced proxy voting instructions to Computershare Investor Services Inc., by no later than 10:30 a.m. on April 18, 2022 by one of the methods described in the Management Proxy Circular (available at: www.versabank.com/investor-relations/shareholder-meetings/).

About VersaBank

VersaBank is a Canadian Schedule I chartered bank with a difference. VersaBank became the world’s first fully digital financial institution when it adopted its highly efficient business-to-business model using its proprietary state-of-the-art financial technology to profitably address underserved segments of the Canadian banking market in the pursuit of superior net interest margins while mitigating risk. VersaBank obtains all of its deposits and provides the majority of its loans and leases electronically, with innovative deposit and lending solutions for financial intermediaries that allow them to excel in their core businesses. In addition, leveraging its internally developed IT security software and capabilities, VersaBank established wholly owned, Washington, DC-based subsidiary, DRT Cyber Inc. to pursue significant large-market opportunities in cyber security and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities on a daily basis.

VersaBank’s Common Shares trade on the Toronto Stock Exchange (“TSX”) and Nasdaq under the symbol VBNK. Its Series 1 Preferred Shares trade on the TSX under the symbol VBNK.PR.A.

FOR FURTHER INFORMATION, PLEASE CONTACT:

LodeRock Advisors Lawrence Chamberlain 416-519-4196 lawrence.chamberlain@loderockadvisors.com

Visit our website at: www.versabank.com

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